UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated September 27, 2004, announcing first sales of Falcon machine to Japan and guide to Q3-04 sales.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: September 27, 2004

Exhibit 99.1

September 27, 2004

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax); +972-54-469-4902 (mobile)
mosheamit@camtek.co.il

CAMTEK ANNOUNCES FIRST SALE IN JAPAN OF FALCON

Expects a new record quarter
with total revenues around $19 million

MIGDAL HAEMEK, Israel – September 27, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today a first sale in Japan of a Falcon 300. The system was sold to a major Japanese manufacturer of semiconductors and electronic products. The Company also reported that it expects revenues in the current quarter from sales of systems to the semiconductor manufacturing and packaging industries worldwide to reach approximately $1.8 million, compared to nearly $1 million in the previous quarter.

“This sale is a milestone in our penetration activity into the semiconductor industry”, said Amir Gilead, Camtek’s VP of Semiconductor and Packaging Division. “This customer is a major player, and we hope that their acceptance of the Falcon will significantly improve our position in the strategic Japanese market.

“We are currently supporting several Falcon evaluations in advanced stages, while continually devoting significant marketing efforts in promoting these products across the global semiconductor manufacturing and packaging industry,” added Mr. Gilead.

Rafi Amit, Camtek’s CEO, added: “We are pleased with the acceptance of various Falcon models by our customers. We expect the contribution from sales to this industry, along with our sales to the PCB and HDI-S industries, to bring our revenues in the third quarter to a new record level of approximately$19 million.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including the failure to generate the expected level of revenues as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.